UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with CVM Resolution 44, of August 23, 2021, and complementing the Material Fact notice disclosed on March 25, 2024, reporting on the progress of audit of its financial statements related to the fourth quarter and full year 2023 (“2023 Financial Statements”), hereby informs its shareholders and the market that:

1.	On this date, the Company’s Corporate Events Calendar, available on the CVM website and Cosan’s IR website, was updated.

2.	The Company will disclose to the market the 2023 Financial Statements accompanied by the audit report of BDO RCS Auditores Independentes SS Ltda. (“BDO”) on April 26, 2024. As anticipated in previously released documents, the numbers to be disclosed will not be significantly different from the unaudited financial information disclosed on March 27, 2024.

3.	Hence, Cosan will not hold another conference call related to the results of the fourth quarter and full year 2023, in addition to the one already carried out on March 28, 2024, whose related materials (presentation and audio) are already available on the Company’s IR website.

4.	The disclosure of the Company’s Revised Quarterly Information for the first quarter of 2024 (“1Q24 ITR”) will be on May 28, 2024.

The Company’s Management remains at the disposal of its shareholders and the market for further clarifications.

São Paulo, April 25, 2024.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer